April 4, 2005

The United States Securities and Exchange Commission

ATTN:  Angela J. Crane, Reviewing Accountant

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.   20549-0306

RE:      Biomet, Inc.

            Form 10-K for the fiscal year ended May 31, 2004

            Form 10-Q for the fiscal quarter ended August 31, 2004

            Forms 8-K for 2004

            File No. 1-15601

Dear Ms. Crane:

We have received your letter dated December 14, 2004 providing certain comments with respect to the Biomet, Inc. (“Biomet”) Form 10-Q's for the fiscal year ended May 31, 2005, and 8-K's filed in September, 2004.  Our responses are set forth below and are keyed to the numbered comments set forth in your letter.  Supplemental information is also being provided as noted below.

  Attached to this letter is our Form 8-K, as filed on March 22, 2005.  This format will be used in future filings.

  We have made the appropriate changes in our Form 10-Q filed January 10, 2005.

We hope that the foregoing responses adequately address your questions and comments.  Please feel free to contact Daniel P. Hann, Biomet’s Senior Vice President and General Counsel, at (574) 372-1539, Gregory D. Hartman, Biomet’s Senior Vice President and Chief Financial Officer, at (574) 372-1550, or me at (574) 372-1603, if you require further information or would like to discuss these issues further.

Very truly yours,

/s/ Dane A. Miller

Dane A. Miller, Ph.D.

President & CEO

Biomet, Inc.